Exhibit 12.1

EXIDE TECHNOLOGIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands, except ratio of earnings to fixed charges data)

	Predecessor Company				Successor Company
	Fiscal Year Ended			Period from April 1, 2004 to May 5, 2004	Period from May 6, 2004 to March 31, 2005	Fiscal Year Ended 2006	Three Months Ended June 30, 2006
	2002	2003	2004
Fixed Charges:
Interest expense	$114,097	$87,184	$82,417	$7,699	$43,230	$68,570	$21,757
Amortization of deferred financing costs	13,126	20,043	18,537	1,251	—	2,048	814
Amortization of original issue discount on notes	10,768	428	—	—	—	—	—
Estimated interest expense within rent expense	20,189	20,841	20,507	1,811	16,854	19,145	4,786

Total Fixed Charges	$158,180	$128,496	$121,461	$10,761	$60,084	$89,763	$27,357

Earnings:
Pre-tax income (loss) before minority interest and equity income and cumulative effect of change in accounting principle	$(306,695)	$(115,018)	$(96,841)	$(41,266)	$(454,882)	$(158,122)	$(34,126)

Add:
Fixed charges	158,180	128,496	121,461	10,761	60,084	89,763	27,357
Amortization of capitalized interest	1,951	1,817	2,868	249	35	181	74
Dividends from equity investments	1,750	1,950	2,080	—	1,885	1,410	—

Less:
Interest capitalized	1,750	1,867	1,927	80	594	1,154	284
Minority interest	211	200	467	26	(18)	529	211

Earnings	$(146,775)	$15,178	$27,174	$(30,362)	$(393,454)	$(68,451)	$(7,194)

Ratio of earnings to fixed charges	(0.92)	0.13	0.24	(2.81)	(6.54)	(0.75)	(0.25)

Amount of deficiency in earnings to cover fixed charges for 1:1 ratio	$303,205	$111,451	$92,360	$41,043	$452,944	$157,060	$34,263